Filed Pursuant to Rule 425 under the Securities Act of 1933
                 Filer:  South Alabama Bancorporation, Inc.
                 Exchange Act File No.: 000-15423
                 Subject Company:  Gulf Coast Community Bancshares, Inc.




     This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of South Alabama Bancorporation, Inc. with the Securities and Exchange Commission, including the Registration Statement that is required to be filed with respect to the transaction described below prior to the vote of the shareholders of Gulf Coast Community Bancshares, Inc. with respect to the merger of that company with South Alabama Bancorporation, Inc. and the proxy statement/prospectus which will be contained in the Registration Statement.

     On December 7, 2001, South Alabama Bancorporation, Inc. and Gulf Coast Community Bancshares, Inc. issued a joint press release announcing the proposed acquisition of Gulf Coast by South Alabama. A copy of that press release is filed as Appendix A to this report and is incorporated herein by reference.

Appendix A



               SOUTH ALABAMA BANCORPORATION, INC.
                               AND
              GULF COAST COMMUNITY BANCSHARES, INC.
               ANNOUNCE DEFINITIVE MERGER AGREEMENT

Mobile, Alabama, and Wewahitchka, Florida, December 7, 2001. W. Bibb Lamar, Jr., President and Chief Executive Officer of South Alabama Bancorporation, Inc. (Nasdaq: SABC), and Jerald D. Gaskin, Chairman of Gulf Coast Community Bancshares, Inc., today announced board approval and execution of an Agreement and Plan of Merger.

     The merger agreement provides for Gulf Coast's shareholders to receive the number of shares of South Alabama stock having a market value of $188.43 for each share of Gulf Coast stock they own. The market value will be based upon the average of the closing bid and closing ask prices of South Alabama common stock as quoted on the Nasdaq Stock Market during a twenty (20) day valuation period which will end two (2) trading days prior to the effective date of the merger. The exchange price is subject to adjustment if the average market price of South Alabama stock during the valuation period falls below $8.00 per share or rises above $12.00 per share. Completion of the merger is subject to approval of the shareholders of Gulf Coast, approval by various regulatory agencies and the satisfaction of various other conditions.

     Lamar stated, "We are enthusiastic about the growth opportunities in the Florida Panhandle and the way Gulf Coast Community Bancshares fits with our plans for the future." Gaskin stated, "We are excited about the benefits this merger will bring to our customers in the form of additional products and services. We are also pleased that our shareholders will receive publicly traded stock in this transaction."

     South Alabama Bancorporation, which has total assets of approximately $583 million and is headquartered in Mobile, Alabama, is the parent company of South Alabama Bank in Mobile and Baldwin Counties, First National Bank, Brewton, The Monroe County Bank, The Commercial Bank of Demopolis, Sweet Water State Bank and South Alabama Trust Company. Gulf Coast Community Bancshares, which has total assets of approximately $40 million, is headquartered in Wewahitchka, Florida, and is the parent company of Wewahitchka State Bank.
The bank has offices in Wewahitchka, Port St. Joe and Port St. Joe Beach.

     This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the transaction between South Alabama and Gulf Coast, future financial and operating results of the combined company and benefits of the transaction referred to herein. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals and satisfy other conditions to the merger; the inability to successfully integrate the South Alabama and Gulf Coast businesses; costs related to the transaction; regulatory changes; the general economic environment; changes in interest rates; changes in the securities markets generally; unfavorable customer reaction to the proposed transaction; and competition in the market place. More detailed information about these factors is set forth in the reports filed by South Alabama with the Securities and Exchange Commission. South Alabama is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     In connection with the proposed transaction, South Alabama will file a registration statement on Form S-4, including a proxy statement and prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement and prospectus when they become available, because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement and prospectus (when available) and other documents filed by South Alabama with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by South Alabama with the Securities and Exchange Commission may also be obtained from South Alabama's Chief Financial Officer and Secretary, F. Michael Johnson, by calling him at 251-431-7813.

     South Alabama and Gulf Coast, and their respective directors and officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Gulf Coast in connection with the proposed merger.
Information about the directors and officers of South Alabama and their ownership of South Alabama Stock is set forth in the proxy statement for South Alabama's 2001 Annual Meeting of Shareholders. Investors and shareholders may obtain additional information about the interests of such participants by reading the proxy statement and prospectus when it becomes available.

For Additional Information Call: F. Michael Johnson (251) 431-7813